# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NANOVIBRONIX INC., CIK 0001326706
CUSIP: 63008J702
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 969 Pruitt Ave,, Tyler, Texas (TX), 77569
Date of event which requires filing of this statement: 05/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001140358

## Reporting persons
- Alpha Capital Anstalt: type of reporting person: corporation (CO); citizenship or place of organization: Liechtenstein (N2); sole voting power 82,471; shared voting power 0; sole dispositive power 82,471; shared dispositive power 0; aggregate amount beneficially owned 82,471 (9.99% of the class)
  Comment: Note to 5, 7, 9 and 11: Based on 825,533 shares outstanding as of April 29, 2025 as reported on Form S-1/A filed with the Securities and Exchange Commission on May 14, 2025. Note to 10: The aggregate amount in Row 9 represents the maximum amount of shares that Alpha Capital Anstalt can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of Alpha Capital Anstalt's securities would exceed this restriction.

## Item 1. Issuer
Name of issuer: NANOVIBRONIX INC.
Address of issuer's principal executive offices: 969 Pruitt Ave,, Tyler, TX, 77569

## Item 2. Person Filing
Name of person filing: Alpha Capital Anstalt
Address of principal business office or, if none, residence: Altenbach 8, FL-9490 Vaduz, Liechtenstein
Citizenship: Liechtenstein

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 82,471.00
Percent of class: 9.99%
Sole power to vote or to direct the vote: 82,471.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 82,471.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alpha Capital Anstalt: /s/ Konrad Ackermann, Konrad Ackermann/Director (05/19/2025)